mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

August 3, 2010

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:

mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2009
Amended July 20, 2010
File No. 0-30202

Dear Mr. Mancuso:

This is response to your letter of July 21, 2010 with respect to the above-referenced filing.

  A. We have corrected in our table of contents items 3.1 and 3.2 by adding a third * to indicate that our Certificate of Incorporation and By-Laws is incorporated by reference from our Amendment No. 3 to our Form 10-K for the period ended June 30, 2009 and were not the subject of Confidential Treatment.

  Exhibits 10.54 and 10.56 have been granted confidential treatment pursuant to orders dated March 24, 2009 (File No. 0-302-CF#22994) and February 26, 2009 (File No. 2-302-CF#23156) respectively by Jay Ingram, Special Counsel to the Securities and Exchange Commission. We have, pursuant to our telephone call with you, corrected the incorporation by reference to the original Form 8-K filings that were granted confidential treatment.

We are submitting, as a correspondence filing herewith, a new proposed complete Amendment No. 6 to our Form 10K together with exhibits correcting the errors set forth in your letter of July 21, 2010 comment and review. I can be reached at 203-831-2242 (work) or 203-536-6975 (cell). Thank you for your time and assistance in connection with this matter.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel